As Filed with the Securities and Exchange Commission on June 24, 2010	Registration No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

REED RESOURCES LTD.

(ABN 89 099 116 631)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name into English)

THE STATE OF WESTERN AUSTRALIA, THE COMMONWEALTH OF AUSTRALIA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, NY 10286

Telephone (212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466

☒ immediately upon filing

☐ on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum Aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share evidencing ten (10) ordinary shares of Reed Resources Ltd.	50,000,000 American Depositary Shares	$0.05	$2,500,000	$178.25

(1)

Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory Paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt - upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles 15 and 16

	(iii)	The collection and distribution of dividends	Articles 12, 14 and 15

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles 11, 15 and 16

	(v)	The sale or exercise of rights	Article 13

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles 12 and 17

	(vii)	Amendment, extension or termination of the Deposit Agreement	Articles 20 and 21

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of holders of receipts	Article 11

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles 2, 3, 4, 5, 6 and 8

	(x)	Limitation upon the liability of the Depositary	Articles 13, 18 and 22

(3)	Fees and Charges		Article 7

Item 2.  Available Information

Item Number and Caption		Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(a)	Information published by Reed Resources Ltd.	Article 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(a) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of June       , 2010, among Reed Resources Ltd. (the “Issuer”), The Bank of New York Mellon, as Depositary (the “Depositary”), and each Owner and Holder from time to time of American Depositary Receipts (“ADRs”) issued thereunder.

(d) Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.

(e)  Certification under Rule 466.

Item 4.  Undertakings

(a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York Mellon, on behalf of the legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on June 24, 2010.

By:	THE BANK OF NEW YORK MELLON,
as Depositary

By:	/s/ Joanne F. Di Giovanni
	Name:	Joanne F. Di Giovanni
	Title:	Vice President

Pursuant to the requirements of the Securities Act of 1933, Reed Resources Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Commonwealth of Australia on June 24, 2010.

REED RESOURCES LTD.

By:	/s/ Christopher John Reed
	Name:	Christopher John Reed
	Title:	Director and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on June 24, 2010.

Name		Title

/s/ David John Reed
David John Reed		Chairman

/s/ Christopher John Reed
Christopher John Reed		Principal Executive Officer and Director

/s/ Jason Carone
Jason Carone		Principal Financial Officer and Principal Accounting Officer

/s/ Peter Lionel Collins
Peter Lionel Collins		Director

/s/ Ian Junk
Ian Junk		Director

/s/ Steven Cole
Steven Cole		Director

/s/ Joanne F. Di Giovanni
The Bank of New York Mellon		Authorized Representative in the United States
Name:	Joanne F. Di Giovanni
Title:	Vice President

INDEX TO EXHIBITS

Exhibits

(a)	Form of Deposit Agreement, dated as of June , 2010 among the Issuer, the Depositary and each Owner and Holder from time to time of ADRs issued thereunder.

(d)	Opinion of Clifford Chance US LLP, counsel for the Depositary, as to the legality of the securities being registered.

(e)	Certification under Rule 466.